

January 23, 2012

<u>Via E-mail</u>
Lynne Phillis, Controller
Iveda Solutions, Inc.
1201 South Alma School Road
Suite 8500
Mesa, Arizona 85210

> **Re: Iveda Solutions, Inc. File No. 0-53285**
> **April 30, 2011 Form 8-K/A Filed July 15, 2011**
> **June 30, 2011 Form 10-Q Filed August 15, 2011**
> **September 30, 2011 Form 10-Q Filed November 14, 2011**

Dear Ms. Phillis:

    We have reviewed your filings and your November 3, 2011 and December 29, 2011 response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information and amendments or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Prior Comment 3</u>

1. In an 8-K filed January 24, 2011, you announced the Megasys acquisition and stated that "MEGAsys has established relationships with key customers in Taiwan and neighboring countries including the Taiwan Stock Exchange, Taiwan's International Airport, Shanghai Commercial and Savings Bank, Taipei County Police Bureau and Traffic Control, Beijing Capital Airport, Hong Kong HSBC ATM System, China HSBC Bank (Guangzhou), Malaysia – Prime Minister's Residence, Hong Kong IBM Asia Headquarters, Regal Hong Kong Hotel, Shanghai China Bank, and Egypt – Pyramids of Giza." ASC 805-20-55 -25 contains specific guidance regarding the need to recognize the fair value of such acquired identified intangibles. However, we understand that only $20,000 out of the $2.1 million preliminary aggregate intangible allocation was allocated to customer relationships. If the value of acquired customer relationships was estimated by forecasting the cash flows to be derived from this asset, then it remains unclear why the assigned value is only $20,000. It would not appear appropriate to value this asset based exclusively on projected maintenance fees with a 33% customer turnover assumption while ignoring other cash flows expected to be generated from this group of acquired key customers. Given that you purposefully identified and touted these key customers as a benefit of the merger, investors may reasonably assume that you pursued the merger expecting this acquired customer base to be a material source of future cash flows. Your July 7, 2011 and January 11, 2012 press releases are consistent with this

understanding and clearly indicate that substantial immediate non-maintenance related cash flows will be generated. Further, the revenue projections in Exhibit 7.A of your valuation report presumably incorporate assumed future non-maintenance sales from the acquired customer relationships. If you expect that your final purchase price allocation for this asset will be materially revised, then please provide us with relevant details.

2. If you do not expect a material revision in your customer relationship asset allocation, then please quantify for us the portion of each projected revenue amount in Exhibit 7.A. that you assumed would be generated from the acquired Megasys customer relationships. Provide a detailed explanation supporting this assumption. File amendments to your June 30, 2011 and September 30, 2011 Forms 10-Q alerting investors that the key customers touted in your January 24, 2011 Form 8-K are not actually expected to generate any material future revenue and reconcile that assumption, if possible, with the key customer contract information that you reported in your July 7, 2011 and January 11, 2012 press releases. This MD&A disclosure would be required given that investors (including participants in your post-merger private placements) may not understand that the key customers you highlighted are not expected to provide a material future benefit and that the historical Megasys operating results are not expected to be indicative of future operating results. See Section 501.02 of the Financial Reporting Codification.

3. In the Exhibit 2.5 that you filed on March 30, 2011, the following terms were fully described, highlighted in boldface type, and assigned specific definitions: Megasys Products; Megasys Proprietary Rights; and Megasys Components. ASC 805-20-55-38 contains specific guidance regarding the need to recognize the fair value of such acquired identified intangibles. However, it is not clear whether this issue was even addressed in your valuation report. Your December 29, 2011 letter now suggests that these assets never existed. In order for us to more fully understand your response, please clarify for us why both the January 7, 2011 and the March 21, 2011 merger contacts were specifically drafted to incorporate detailed definitions for non-existent technology-based assets. Fully explain how this conclusion is consistent with the technology and software imbedded in the Megasys Software System as described on the Megasys website. Disclose the absence of any Megasys Products, Proprietary Rights or Components in amendments to your June 30, 2011 and September 30, 2011 Forms 10-Q. This MD&A disclosure would be required given that investors (including participants in your post-merger private placements) may not understand that the acquired technology described in your prior filings does not actually exist. File the MegaSys Disclosure Schedule that is referenced in the merger contract and reconcile the information therein with your accounting conclusions. Alternatively, if you now expect that your final purchase price allocation for this asset will be materially revised, then provide us with relevant details.

4. We understand that $1.6 million of purchase price was allocated to the 2 million shares of contingent consideration presumably based on an expectation that all of the corresponding financial milestones will be satisfied. If you assume that Megasys will collect at least $1.3 million in net revenue related to the SafeCity project, then the fair value of the underlying customer relationship, contract, and/or technology-based asset must be recognized pursuant to ASC 805-20-55. Please provide us with your expected

valuation of this asset. Also, identify the costs that are deducted in calculating "net revenue" as it applies to the application of that contractual provision.

5. Please tell us whether any audit procedures have been applied to the July 14, 2011 valuation report. If so, then please tell us which audit firm audited the valuation report. In this regard, we note the guidance in AU Section 328 of the Codification of Auditing Standards.

6. If you are seeking confidential treatment for the valuation report, then please submit a request that is clearly compliant with either Rule 83 or 12b24.

Prior Comment 7

7. Your November 3, 2011 letter stated you would provide responsive disclosures however the required information was not disclosed in your September 30, 2011 Form 10Q. Please expand MD&A in the amended Form 10Q and in future filings to quantify and explain changes in your Days Sales Outstanding or receivables turnover. Explain how the age of your receivables compares with the standard payment terms granted to customers. Disclose whether the payment terms of your U.S. and foreign businesses materially differ. Since the aging of your receivables portfolio has materially increased, discuss the extent to which this impacted your allowance for doubtful accounts and quantify the allowance amount at each Balance Sheet date. Quantify the amount of receivables over 120 days old and identify the specific factors you evaluated in concluding that such amounts are collectible. Your September 30, 2011 receivables balance comprises 82% of your reported revenue for the 6 months then-ended. Consequently, it appears that you have not been able to collect a substantial amount of your reported sales. Please read Section 501.13.b.1 of the Financial Reporting Codification.

Prior Comment 6

8. Your November 3, 2011 letter stated you would provide responsive disclosures however the required information was not disclosed in your September 30, 2011 Form 10Q. Please expand Note 1 in the amended Form 10Q to provide the reportable segment disclosures for your Iveda and your MegaSys segments pursuant to ASC 280-10.

Prior Comment 8

9. Your November 3, 2011 letter stated you would provide responsive disclosures; however, the required information was not disclosed in your September 30, 2011 Form 10Q. Please expand MD&A in the amended Form 10Q to disclose whether there are any legal or economic factors that materially impact your ability to transfer funds between your domestic and foreign businesses. If there are any circumstances under which such transfers may be restricted or otherwise infeasible, then your liquidity disclosure in MD&A should be disaggregated to separately analyze the liquidity of your domestic and foreign businesses. Please read Section 501.09.b of the Financial Reporting Codification.

June 30 and September 30, 2011 Forms 10-Q

10. Based on our December 15, 2011 conference call and the data in Exhibit 7.A of the July 14, 2011 valuation report, we understand that you expected a substantial decline in Megasys revenue and cash flow commencing immediately after the merger and throughout the forecast period. There is a concern that investors (including participants in your post-merger private placements) may have been surprised by the post-merger Megasys losses reported in your 2011 Forms 10Q given that the Megasys operating results filed in your July 15, 2011 form 8-K reflected profitable operations. Pursuant to Sections 501.02 and 501.13 of the Financial Reporting Codification, MD&A disclosure is required for known events and circumstances that you reasonably expect will have a material unfavorable impact on future operating results, or that indicate that historical operating results are expected to materially differ from future operating results. The projections in the valuation report differ materially from historical results, so presumably there were known adverse factors which materially impacted the projections. Please file amendments to the MD&A sections of your Forms 10-Q and disclose the basis for your adverse projections and clearly explain why Megasys ceased being profitable immediately after the merger. If the decline in future Megasys sales and income is attributable to a strategic shift from a hardware-based business model to a cloud-based business model, then explain your rationale for changing the Megasys business model given that the projected financial impact appears to be negative.

11. Please amend the filings to include a signature from Lynne Phyllis, the Principal Financial and Accounting Officer. See Part G of the Form Instructions.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief